

KiDDie kredit

  

Problem



1   **2 out of 3 Americans can't pass a basic financial literacy test. Thus, their children have historically inherited bad debt.** (Fortune.com)

2   **Bad credit is <u>EXPENSIVE</u>. An average auto loan for someone with a 750+ FICO score is 3.23% vs 11.35% for someone with a score below 600.** (Forbes.com)

3   **4 out of 10 Americans don't even understand how their credit score was determined.** (CNBC.com)

kiDDiE kredit

Our Solution



We focus on <u>TEACHING CREDIT</u>. Bad credit scores can take <u>OVER 10 YEARS</u> to recover from.

Credit, when leveraged properly, can be a tool to generate wealth which takes steps towards economic equality for those disadvantaged.

kiDDie kredit

How It Works

Our app is designed to educate young children about credit through activity completion and reward redemption



A mobile app experience teaching financial literacy for all
KiDDiE kredit
Financial Literacy for Kids
1
Download KiDDiE kredit
Download the FREE "KiddieKredit" app via the App Store or Google Play Store.
2
Register
Register your account and setup your family unit.
You can easily switch to child mode by tapping on the account manager icon.
Your children can easily navigate the app and manage their chores!
3
Assign Tasks
Easily add tasks for your children to complete and incentivize your kids with "Bamboo Bucks" they can redeem for rewards!
4
Kid's Complete Tasks
Encourage kids to do complete tasks and reward them. Using the app, they can mark activities as done as their completed
As a parent, you can review and either approve or deny their request.
5
Reward Discipline
How well your children complete their tasks will determine their krecit score.
The higher their score, the more bamboo bucks they will earn.
Go to
www.kiddiekredit.com
for more details
Follow Us!
@kiddiekredit













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What's A "Kredit" Score



FICO Score 300-850	How Does Each Aspect Relate?	Kiddie Kredit Score 0-100
Payment History	A missed task is like a missed payment	**Task History**
Utilization	A child must save at least 10% of their weekly rewards (Bamboo Bucks) to not get penalized for utilization	**Reward Redemption**
Age of Accounts	The longer you've had a task the better it is for yours score	**Age of Assigned Tasks**
Total Accounts	The more tasks you have the better it is for your score	**Total Tasks**
Inquiries	Each time a child asks to redeem a reward with their points it's like an inquiry	**Reward Requests**

Team





Evan Leaphart
FOUNDER & CEO

Youth mentor, serial entrepreneur, co-founder of Black Men Talk Tech



Mike Gross
COO & HEAD OF EDUCATION

Personal speaker with 15+ years experience teaching financial literacy to youth



Vic Moreno
CTO

Lead engineer at AWS with a Masters of Science in Finance



John D Saunders
DESIGN & CONTENT LEAD

Founder of 5Four Digital and, creator of BlackWallet.org and Blackillustrations.com



Michael DeGori
HEAD OF PRODUCT

UI expert and multi talented full stack developer with a background in business



Natasha Valley
HEAD OF BRAND STRATEGY

Brand strategist with 10+ years experience working with athletes and entertainers



Anika Jackson
DIRECTOR OF COMMUNITY

Founder of Anika PR, a PR agency focused on projects that empwer communities

Advisors



Monique Idlett
ADVISOR

Co-Star, Undercover Billionaire

Managing Partner, Reign VC



Eric Reis
ADVISOR

Author, The Lean Startup

CEO, LTSE



Josh Shaw
ADVISOR

Founder, Student Advantage



Chris Bergman
ADVISOR

Founder, ChoreMonster



Amanda Slavin
ADVISOR

Co-Founder, CatalystCreativ



Traction



Chores Completed	70k+
Log In	50k+
Added Chores	25k+
Educational Modal view	15k+
Add Reward	9k+
Families Using App	7k+



Recent Press

"The Financial Literacy App

Teaching Kids About Credit"

—Forbes

Forbes   EQUIFAX   Product Hunt

South Florida BUSINESS JOURNAL   Bankrate   The Miami Herald

Entrepreneur MAGAZINE   NOW THIS   한국일보 THE KOREA TIMES

CNBC   REFRESH MIAMI   blackwallet

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2021 Pitch Competition Wins



MIT Fintech

Audience Choice $10k



Black Futures Pitch

Winner, 1st Place, $10k



TechCrunch City

Winner, 1st Place, Press



NBA PlayerCon

Winner, 1st Place, $5k



Fintech Frontier

Winner, 3rd Place, $15k



First Founders

Winner, 1st Place, $7k



HBCU VC

Winner, 1st Place, $10k



Discover Bank

Winner, 1st Place, $15k



AARP Hack Wealth

Top 8 Finalist



Our Competitive Advantage



First to Market

First chore tracking app that is specifically focused on **teaching about credit**. Other chore tracking apps focus on concepts of saving and investing. This allows for further collaboration opportunities with those focusing in those spaces.



Credit Bureau Partnership

Having **Equifax as a partner** and client gives us credibility by having the backing of one of the three major credit bureaus. We are working together on bringing the Builds Credit model to additional cities, product enhancements and other distribution opportunities.



Proprietary Technology

Our **web interface** for organizations gives the ability to directly interact with the family activity board. This allows financial institutions the ability to add a reward such as redeeming rewards for actual money to open an account or schools the ability to add a task like "do homework.".



Educational Content

100+ Hours of content specifically focused on teaching credit broken down into different age groups. The content we have built meets **FIVE of the National Financial Literacy Standards.**

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Partnerships





















Big Brothers Big Sisters

snap! finance

girl scouts

EQUIFAX

Debt.com

the Y YMCA

MIAMI-DADE COUNTY PUBLIC SCHOOLS giving our students the world

Business Model: B2B2C


EQUIFAX

Annual User Licenses

Pricing Varies

based off of AUM (financial institutions), revenues (non-profits), district size (schools)


Exclusive Offers for You

Product Recommendations

PPC

charge for placement, clicks and conversion


Kredit Academy
7
21

Educational Content

Standalone Content

Home Schooling
After School
School

Coming soon...

Kredit

ACADEMY

DISC●VER



The platform being built in stealth that provides access to a credit card using the world's first learning based approval process.





Pre Seed Round

$100k
Marketing

$50k
Legal & Accounting

$575k
Development

$450k
Operational & Partnerships

$325k
Salaries

$1.5M

*Revenues generated will be invested into sales and marketing expenses

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Thank You!

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Email Inquiries
evan@kiddiekredit.com

Phone Inquiries
305-458-2528



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